OSISKO GOLD ROYALTIES LTD

..........................................
Consolidated Financial Statements

For the years
ended
December 31, 2017 and 2016

Osisko Gold Royalties Ltd
Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd’s (the “Company’s”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017. The Company’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 3 and 4 of these consolidated financial statements.

(signed) Sean Roosen, Chief Executive Officer	(signed) Elif Lévesque, Chief Financial Officer

February 19, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Osisko Gold Royalties Ltd and its subsidiaries, (together, the Company) as of December 31, 2017 and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and their financial performance and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

The accompanying consolidated balance sheet of the Company as of December 31, 2016, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the year then ended were previously audited in accordance with Canadian Generally Accepted Auditing Standards as stated in the attached report; pursuant to the exemption provided by Instructions to paragraphs (b), (c), (d) and (e) of General Instruction B.(6) of Form 40-F, the 2016 consolidated financial statements were not required to be audited under the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and they are therefore not covered by this report.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP (1)
Montreal, Canada
February 19, 2018

We have served as the Company’s auditor since 2006.

(1)	CPA auditor, CA, public accountancy permit No. A122718

Independent Auditor’s Report

To the Shareholders of
Osisko Gold Royalties Ltd

We have audited the accompanying consolidated financial statements of Osisko Gold Royalties Ltd and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Osisko Gold Royalties Ltd and its subsidiaries as at December 31, 2016 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP (1)
Montreal, Canada
February 19, 2018

(1)	CPA auditor, CA, public accountancy permit No. A122718

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2017	2016
	Notes	$	$
Assets
Current assets
Cash and cash equivalents	8	333,705	499,249
Short-term investments	9	-	2,100
Accounts receivable	10	8,385	8,416
Inventories	11	9,859	-
Other assets		984	974
		352,933	510,739
Non-current assets
Investments in associates	12	257,433	82,902
Other investments	13	115,133	108,409
Royalty, stream and other interests	14	1,575,772	494,768
Exploration and evaluation	15	102,182	100,038
Goodwill	16	111,204	111,204
Deferred income taxes	25	-	7,978
Other assets		1,686	266
		2,516,343	1,416,304
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	15,310	7,438
Dividends payable	20	7,890	4,266
Provisions and other liabilities	18	5,632	4,153
		28,832	15,857
Non-current liabilities
Long-term debt	19	464,308	45,780
Provisions and other liabilities	18	2,036	12,433
Deferred income taxes	25	126,762	127,930
		621,938	202,000
Equity
Share capital	20	1,633,013	908,890
Warrants	21	30,901	30,901
Contributed surplus		13,265	11,411
Equity component of convertible debentures	19	17,601	3,091
Accumulated other comprehensive income (loss)		(2,878)	7,838
Retained earnings		202,503	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,894,405	1,212,437
Non-controlling interests		-	1,867
Total equity		1,894,405	1,214,304
		2,516,343	1,416,304

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2017	2016
	Notes	$	$

Revenues	23	213,216	62,677

Cost of sales	24	(125,645)	(143)
Depletion of royalty, stream and other interests	26	(28,065)	(11,291)
Gross profit		59,506	51,243

Other operating expenses
General and administrative	26	(26,176)	(16,715)
Business development	26	(18,706)	(8,282)
Impairment of royalty, stream and other interests	14	(89,000)	-
Exploration and evaluation, net of tax credits	26	(204)	1,240
Other gains (expenses), net	26	20	(1,436)
Cost recoveries from associates	26	4,125	3,039
Operating income (loss)		(70,435)	29,089
Interest income		4,255	3,260
Dividend income		-	4,931
Finance costs		(8,384)	(3,435)
Foreign exchange loss		(16,086)	(5,846)
Share of loss of associates	12	(6,114)	(6,623)
Other gains, net	26	30,829	30,202
Earnings (loss) before income taxes		(65,935)	51,578
Income tax recovery (expense)	25	23,147	(9,724)
Net earnings (loss)		(42,788)	41,854

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		(42,501)	42,113
Non-controlling interests		(287)	(259)

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd’s shareholders	28
Basic		(0.33)	0.40
Diluted		(0.33)	0.40

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars)

	2017	2016
	$	$

Net earnings (loss)	(42,788)	41,854

Other comprehensive income (loss)
Items that will not be reclassified to the consolidated statement of income (loss)
Changes in fair value of financial assets at fair value through comprehensive income	6,139	74,914
Income tax effect	(762)	(4,859)
Changes in fair value of derivative financial instruments – cash flow hedges	(21,072)	-
Income tax effect	2,824	-
Share of other comprehensive income (loss) of associates	(78)	1,645
Items that may be reclassified to the consolidated statement of income (loss)
Currency translation adjustments	1,532	-
Share of other comprehensive loss of associates	(459)	(382)
Other comprehensive loss	(11,876)	71,318

Comprehensive income (loss)	(54,664)	113,172

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	(54,377)	113,431
Non-controlling interests	(287)	(259)

The notes are an integral part of these consolidated financial statements.	9

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars)

		2017	2016
	Notes	$	$
Operating activities
Net earnings (loss)		(42,788)	41,854
Adjustments for:
Share-based compensation		10,524	7,380
Depletion and amortization		28,210	11,509
Impairment of royalty, stream and other interests	14	89,000	-
Share of loss of associates		6,114	6,623
Net loss (gain) on acquisition of investments		2,099	(8,379)
Net gain on dilution of investments in associates		(30,560)	(12,023)
Net gain on disposal of investments		(703)	(3,410)
Change in fair value of financial assets at fair value through profit and loss		(1,665)	(6,390)
Deferred income tax expense (recovery)		(24,150)	8,372
Settlement of restricted share units		(5,539)	-
Foreign exchange loss		16,211	5,851
Other		2,403	2,832
Net cash flows provided by operating activities before changes in non-cash working capital items		49,156	54,219
Changes in non-cash working capital items	29	(440)	(775)
Net cash flows provided by operating activities		48,716	53,444

Investing activities
Net decrease (increase) in short-term investments		2,047	(1,800)
Business combination, net of cash acquired	7	(621,430)	-
Settlement of derivative financial instruments	7	(21,072)	-
Acquisition of investments		(226,766)	(82,384)
Proceeds on disposal of investments		71,090	129,183
Acquisition of royalty and stream interests		(80,119)	(55,250)
Proceeds on sale of royalty interests		-	3,630
Property and equipment		(137)	(105)
Exploration and evaluation, net of tax credits		(1,128)	(8,327)
Net cash flows used in investing activities		(877,515)	(15,053)

Financing activities
Issuance of long-term debt	19	447,323	50,000
Issuance of common shares and warrants	20	264,278	177,934
Issue expenses		(190)	(8,066)
Financing fees		(12,619)	(850)
Investment from non-controlling interests		1,292	4,499
Normal course issuer bid purchase of common shares		(1,822)	-
Dividends paid		(19,325)	(15,317)
Net cash flows provided by financing activities		678,937	208,200
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(149,862)	246,591
Effects of exchange rate changes on cash and cash equivalents		(15,682)	(5,851)

Increase (decrease) in cash and cash equivalents		(165,544)	240,740
Cash and cash equivalents – January 1		499,249	258,509
Cash and cash equivalents – December 31	8	333,705	499,249

Additional information related to the consolidated statements of cash flows is presented in Note 29.

The notes are an integral part of these consolidated financial statements.	10

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the year ended December 31, 2017
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common				component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2017		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net loss		-	-	-	-	-	-	(42,501)	(42,501)	(287)	(42,788)
Other comprehensive loss		-	-	-	-	-	(11,876)	-	(11,876)	-	(11,876)
Comprehensive loss		-	-	-	-	-	(11,876)	(42,501)	(54,377)	(287)	(54,664)
Business combination	7	30,906,594	445,334	-	-	-	-	-	445,334	-	445,334
Private placements	20	19,272,820	261,250	-	-	-	-	-	261,250	-	261,250
Exercise of share exchange rights	18, 20	772,810	11,979	-	-	-	-	1,589	13,568	(1,589)	11,979
Dividends declared	20	-	-	-	-	-	-	(24,274)	(24,274)	-	(24,274)
Shares issued – Dividends reinvestment plan	20	88,536	1,327	-	-	-	-	-	1,327	-	1,327
Shares issued – Employee share purchase plan		24,677	371	-	-	-	-	-	371	-	371
Share options:
Shared-based compensation		-	-	-	3,218	-	-	-	3,218	-	3,218
Fair value of options exercised		-	162	-	(162)	-	-	-	-	-	-
Proceeds from exercise of options		43,970	625	-	-	-	-	-	625	-	625
Replacement share options:
Fair value of options exercised		-	1,202	-	(1,202)	-	-	-	-	-	-
Proceeds from exercise of options		190,471	2,148	-	-	-	-	-	2,148	-	2,148
Equity component of convertible debentures, net of transaction costs of $789 and taxes of $5,232	19	-	-	-	-	14,510	-	-	14,510	-	14,510
Investments from non-controlling interests		-	-	-	-	-	-	295	295	9	304
Issue costs, net of taxes of $101		-	(275)	-	-	-	-	-	(275)	-	(275)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(17,088)	17,088	-	-	-
Settlement of derivative financial instruments, net of tax of $2,824	7	-	-	-	-	-	18,248	-	18,248	-	18,248
Balance – December 31, 2017		157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405	-	1,894,405

(i)      As at December 31, 2017, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($2,182,000) and items that may be recycled to the consolidated statement of income (loss) amounting to ($695,000) .

The notes are an integral part of these consolidated financial statements.	11

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the year ended December 31, 2016
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common				component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	Warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2016		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	3	-	-	-	-	-	(7,610)	7,610	-	-	-

Net earnings (loss)		-	-	-	-	-	-	42,113	42,113	(259)	41,854
Other comprehensive income		-	-	-	-	-	71,318	-	71,318	-	71,318
Comprehensive income (loss)		-	-	-	-	-	71,318	42,113	113,431	(259)	113,172
Issuance of shares and warrants	20	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared		-	-	-	-	-	-	(17,037)	(17,037)	-	(17,037)
Shares issued – Dividends reinvestment plan	20	83,533	1,236	-	-	-	-	-	1,236	-	1,236
Shares issued – Employee share purchase plan		36,411	532	-	-	-	-	-	532	-	532
Share options:
Shared-based compensation		-	-	-	5,077	-	-	-	5,077	-	5,077
Fair value of options exercised		-	42	-	(42)	-	-	-	-	-	-
Proceeds from exercise of options		12,335	188	-	-	-	-	-	188	-	188
Replacement share options:
Fair value of options exercised		-	3,788	-	(3,788)	-	-	-	-	-	-
Proceeds from exercise of options		505,756	4,806	-	-	-	-	-	4,806	-	4,806
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	19	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests		-	-	-	-	-	-	384	384	727	1,111
Issue costs, net of taxes of $2,003 and $167		-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Normal course issuer bid purchase of common chares	20	(150,000)	(592)	-	-	-	-	(1,231)	(1,823)	-	(1,823)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(14,667)	14,667	-	-	-
Balance – December 31, 2016		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

(i)      As at December 31, 2016, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $8,074,000 and items that may be recycled to the consolidated statement of income (loss) amounting to ($236,000) .

The notes are an integral part of these consolidated financial statements.	12

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine, a 4% gold and silver stream on the Brucejack gold and silver mine and a silver stream on the Gibraltar mine, all of which are in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. The Company also owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. In addition, the Company invests in equities of exploration, development and royalty companies.

2.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty, stream and other interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income (loss), and except for the adoption of a new accounting standard presented in Note 3. Certain comparative figures have been reclassified to conform to the presentation adopted in the current year for the depletion of royalty, stream and other interests.

The Board of Directors approved the audited consolidated financial statements for issue on February 19, 2018.

3.	New accounting standard

IAS 7, Statement of Cash Flows (“IAS 7”)

In January 2016, the IASB issued amendments to IAS 7. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. The application of the amendments to IAS 7 resulted in additional information on financing activities presented in Note 29.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a)	Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value.

b)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

b)	Business combinations (continued)

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income (loss) and comprehensive income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income (loss). Acquisition costs are expensed as incurred.

c)	Consolidation

The Company’s financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

The principal subsidiaries of the Company and their geographic locations at December 31, 2017 were as follows:

Entity	Jurisdiction	Economic Interest

Osisko Bermuda Limited	Bermuda	100%
Coulon Mines Inc.	Canada	100%(i)
General Partnership Osisko James Bay	Québec	100%
Osisko Mining (USA) Inc.	Delaware	100%

(i) 76% as at December 31, 2016.

d)	Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income (loss).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

e)	Foreign currency translation (continued)

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income (loss).

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at market value, in which case, they are translated at the exchange rate in effect at the date of the balance sheet. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income (loss) as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income (loss).

f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income (loss) for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

f)	Financial instruments (continued)

(i)	Financial assets (continued)

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income (loss) on initial recognition without subsequent reclassification to net income. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income (loss) on the ex-dividend date.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Put and call options over non-controlling interests

The terms of a put and/or a call over a non-controlling interest is analyzed to assess whether it gives the controlling interest in substance, the risks and rewards associated with ownership of the shares covered by the instruments. A put and call with a fair value exercise price is less likely to convey the risks and rewards of ownership to the controlling interest (i.e. the non-controlling shareholders still have present access to the associated benefits). In such cases, the Company uses the present access method in which the non-controlling interest continues to be recognized as such as it still has present access to the economic benefits associated with the underlying ownership interests. A financial liability is initially recognized against the parent’s equity for the repurchase obligation. The transaction is not treated as an anticipated acquisition.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives

Financial assets at fair value through other comprehensive income	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debentures
Borrowings under revolving credit facilities

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

f)	Financial instruments (continued)

Derivatives

Derivatives, other than warrants held in mining exploration, development and royalty companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges

The Company applies the hedge accounting requirements of IFRS 9, Financial Instruments and to designate certain derivatives as cash flow hedges thereunder. The Company documents at the inception of the hedging transaction, the economic relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at the inception of a hedge relationship and on an ongoing basis, of whether the derivatives that are used as hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (loss) and accumulated in equity under accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statement of income (loss) within other gains, net.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

g)	Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

•	Trade receivables; and
•	Investments in debt instruments measured at amortized cost.

Accounts receivables

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

g)	Impairment of financial assets (continued)

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other highly liquid short-term investments with original maturities of three months or less or that can be redeemed at any time without penalties.

i)	Refundable tax credits for mining exploration expenses

The Company is entitled to a refundable tax credit on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credit is accounted for against the exploration and evaluation expenses incurred.

j)	Inventories

Inventories are mainly comprised of gold and silver bullions and diamonds in saleable form that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

k)	Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income (loss) and its share of other comprehensive income or loss of associates is included in other comprehensive income (loss).

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income (loss).

The Company assesses at each period-end whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value in use) and charged to the consolidated statement of income (loss).

l)	Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

l)	Royalty, stream and other interests (continued)

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests.

On acquisition of a producing or a development royalty, stream and other interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”). Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and development royalty, stream and other interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (‘‘CGU’’) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing, and the impairment loss, if any, is recognized in net income.

m)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3-5 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses) in the consolidated statement of income (loss).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

n)	Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Exploration and evaluation assets under a farm-out arrangement (where a farmee incurs certain expenditures in a property to earn an interest in that property) are accounted as follows:

(i)	the Company uses the carrying value of the interest before the farm-out arrangement as the carrying value for the portion of the interest retained;
(ii)	the Company credits any cash consideration received against the carrying amount of the portion of the interest retained, with an excess included as a gain in profit or loss;
(iii)

in the situation where a royalty interest is retained by the Company as a result of an interest earned by the farmee, the Company records the royalty interest received at an amount corresponding to the carrying value of the exploration and evaluation property at the time of the transfer in ownership; and

(iv)	the Company does not record exploration expenditures made by the farmee on the property.

o)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

p)	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case, the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

q)	Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders’ equity as equity component of convertible debenture. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statement of income (loss).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

r)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

s)	Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

t)	Revenue recognition

Revenue comprises revenues from the sale of commodities received under royalty, stream and other interest agreements and revenues earned directly from royalty, stream and other interest agreements. For royalty agreements paid in-kind and for stream and other interest agreements (including offtake agreements), revenue recognition occurs when the relevant commodity received from the operator is physically delivered and sold by the Company to its third party customers. Significant risks and rewards of ownership are passed to the buyer at the time of delivery, which also corresponds to the transfer of the title of the property. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

u)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

v)	Share-based compensation

Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

Deferred share units (“DSU”) and restricted share units (“RSU”) may be granted to employees, directors and officers as part of their long-term compensation package entitling them to receive payout in cash based on the Company’s share price at the relevant time. A liability for DSU and RSU is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value according to the estimation made by management of the number of DSU and RSU that will eventually vest. The liability is recognized over the vesting period, with a corresponding charge to share-based compensation.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

w)	Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. It also includes shares issued and held in escrow. The treasury stock method is used to determine the dilutive effect of the warrants, share options and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the shares held in escrow, the outstanding warrants, share options and convertible debentures.

x)	Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other high- quality royalties, streams and similar interests.

5.	Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2017. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15. IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new Standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has evaluated the impact that this standard will have on its consolidated financial statements and has concluded that, based on its current operations, the adoption of IFRS 15 as of January 1, 2018 will have no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Accounting standards issued but not yet effective (continued)

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
ii)	depreciation of lease assets separately from interest on lease liabilities in the statement of income (loss).

The new standard is effective for annual periods beginning on or after January 1, 2019. Management has not yet evaluated the impact that this standard will have on its consolidated financial statements. However, the impact is currently not expected to be significant given the limited extent of the Company’s current lease commitments, as disclosed in Note 34.

IFRIC 22, Foreign currency translation and advance consideration (“IFRIC 22”)

In December 2016, the IASB issued IFRIC 22 that addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency; the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and the prepayment asset or deferred income liability is non-monetary. The Interpretations Committee came to the conclusion that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Management has evaluated the impact that this standard will have on its consolidated financial statements and has concluded that, based on its current operations, the adoption of IFRIC 22 as of January 1, 2018 will have no significant impact on the Company’s consolidated financial statements.

6.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Critical accounting estimates and judgements (continued)

Impairment of royalty, stream and other interests

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of goodwill may be further impaired with the impact recognized in the consolidated statement of income (loss).

The Company performs annual impairment tests using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Critical judgements in applying the Company’s accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and of royalty, stream and other interests and exploration and evaluation properties in particular, generally requires a high degree of judgment. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Investee – significant influence

The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies (continued)

Impairment of exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm- out agreement) and royalty, stream and other interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or on expiry in the near future, with no expectation to renew; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company or its farmee; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties could impact the impairment analysis.

Impairment of development and producing royalty, stream and other interests and goodwill

Assessment of impairment of development and producing royalty, stream and other interests and goodwill requires the use of judgment when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s development and producing royalty, stream and other interests or goodwill. Factors which could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in mineral reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests or goodwill could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgment.

7.	Business combination

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion. The final acquisition price was comprised of US$504.8 million ($630.1 million) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($625.0 million) plus US$4.2 million ($5.1 million) for the working capital acquired, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The combination of Osisko and Orion’s Portfolio resulted in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets on July 31, 2017. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Business combination (continued)

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $376,000 ($275,000 net of income taxes) were incurred for the financing.

Additionally, Osisko drew US$118.0 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts (Note 30) by disbursing $275 million to receive US$204.0 million and paid US$182.8 million ($228.9 million) from Osisko’s current cash and cash equivalents balance.

The acquisition of Orion’s Portfolio meets the definition of a business combination. Consequently, the transaction has been recorded as a business combination with Osisko as the acquirer.

The assets acquired and the liabilities assumed were recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million.

As of the reporting date, the Company has completed the purchase price allocation over the identifiable net assets of Orion’s Portfolio. Adjustments between the preliminary and final purchase price allocation are related to adjustments to the working capital acquired (decrease in the consideration paid in cash of $1.0 million) and the final fair values of royalty, stream and other interests acquired (decrease of $1.0 million).

The table below presents the purchase price allocation:

Consideration paid	$
Cash(1)	648,385
Issuance of 30,906,594 common shares(2)	445,333
1,093,718

Net assets acquired	$
Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,115
Current liabilities	(435)
Deferred income tax liability	(31,886)
1,093,718

(1)	Including the loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million, net of income taxes of $2.8 million.
(2)

The fair value of the consideration paid in common shares represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account the twelve-month restrictions on their sales.

For the year ended December 31, 2017, the revenues and net earnings of the acquiree included in the statement of income (loss) amounted to $139,509,000 and $232,000, respectively.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Cash and cash equivalents

	December 31,	December 31,
	2017	2016
	$	$

Cash	266,785	404,347
Cash equivalents	66,920	94,902
	333,705	499,249

Cash equivalents are comprised of banker’s acceptances bearing a weighted average interest rate of 1.25% and having maturity dates in January 2018. As at December 31, 2017 and 2016, cash held in U.S. dollars amounted respectively to $69.5 million (US$55.4 million) and $243.0 million (US$181.0 million).

9.	Short-term investments

As at December 31, 2016, short-term investments included two notes receivable (interest rate of 7%) from a gold producer for which the Company holds royalty interests. The two notes receivable were repaid in 2017. In 2016, short-term investments also included a guaranteed investment certificate of $100,000 issued by a Canadian financial institution having an interest rate of 2.75% and a maturity date in July 2017.

10.	Accounts receivable

	December 31,	December 31,
	2017	2016
	$	$

Tax credits	4,091	6,034
Interest and dividend income receivable	1,508	852
Amounts receivable from associates(i)	1,245	720
Revenues receivable from royalty, stream and other interests	924	-
Sales taxes and other receivables	617	810
	8,385	8,416

(i)	Amounts receivable from associates for cost recoveries are mainly related to professional services and office rent.

11.	Inventories

As at December 31, 2017, inventories are mainly comprised of unsold ounces of gold bullion acquired from offtake agreements, which were sold in January 2018.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates

	2017	2016
	$	$

Balance – January 1	82,902	44,011
Acquisitions	136,529	14,974
Exercise of warrants	14,519	775
Transfer from other investments	-	13,068
Share of loss, net	(6,114)	(6,623)
Share of other comprehensive income (loss), net	(537)	1,264
Net gain on ownership dilution	30,560	12,023
Disposals	(426)	-
Gain on disposal (i)	-	3,410
Balance – December 31	257,433	82,902

(i)

In March 2016, Osisko Mining Inc. (“Osisko Mining”), an associate, acquired NioGold Mining Corp. (“NioGold”), another associate. This transaction generated a gain on the disposal of the shares of NioGold.

Material investments

Osisko Mining Inc.

Osisko Mining is a Canadian focused gold exploration and development company. In 2016, Osisko acquired a 1% NSR royalty on properties held by Osisko Mining for $5.0 million, which includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%, including the 0.5% NSR royalty acquired in 2015), where Osisko Mining is currently pursuing significant drilling activities. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold. The Company invested $6.8 million in Osisko Mining in 2016 and an additional $40.1 million in 2017. As at December 31, 2017, the Company holds 32,302,034 common shares representing 15.5% interest in Osisko Mining (13.5% as at December 31, 2016). Based on the fact that some officers and directors of Osisko are also officers and directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville Gold Mines Ltd. (“Barkerville”) is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% . In 2016 and 2017, Osisko acquired common shares of Barkerville for $8.2 million and $52.1 million, respectively. As at December 31, 2017, the Company holds 142,309,310 common shares representing a 32.7% interest in Barkerville (17.3% as at December 31, 2016). Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Barkerville, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates (continued)

Material investments (continued)

Dalradian Resources Inc.

Dalradian Resources Inc. (“Dalradian”) is a mineral exploration and development company focused on advancing its high- grade Curraghinalt Gold Project located in Northern Ireland, United Kingdom. On October 10, 2017, Osisko entered into a subscription agreement with Dalradian pursuant to which Osisko made an investment of $28.3 million into Dalradian by way of a non-brokered private placement to acquire 19,217,687 common shares. In 2017, Osisko also exercised warrants for $6.5 million in exchange for 6,250,000 common shares of Dalradian. As at December 31, 2017, the Company holds 31,717,687 common shares representing an 8.9% interest in Dalradian (2.6% as at December 31, 2016). Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also a director of Dalradian, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Dalradian since 2012 and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco Resources Ltd.’s (“Falco”) main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. In 2016, Osisko entered into a financing agreement of $10.0 million with Falco, bearing an interest rate of 7%, which will be applied against a stream deposit to be negotiated by May 31, 2018 (the original maturity date was October 31, 2017, which was subsequently extended by six months) or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. In 2016 and 2017, Osisko acquired common shares in Falco for $3.3 million and $4.0 million, respectively. As at December 31, 2017, the Company holds 23,927,005 common shares representing a 12.7% interest in Falco (14.2% as at December 31, 2016). Based on the fact that some officers and directors of Osisko are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

The financial information of the individually material associates is as follows and includes adjustments to the accounting policies of the associates to conform to those of Osisko (in thousands of dollars):

	Osisko Mining		Barkerville		Dalradian		Falco
	2017(i)	2016(ii)	2017(i)	2016(ii)	2017(i)	2016(ii)	2017(iii)	2016(iv)
	$	$	$	$	$	$	$	$

Current assets	108,439	100,963	67,162	34,698	50,088	44,095	34,703	34,242
Non-current assets	290,332	173,334	31,659	16,000	164,310	117,894	87,300	35,657
Current liabilities	23,657	4,972	15,709	10,211	6,437	4,116	25,567	16,516
Non-current liabilities	15,941	5,882	15,634	5,229	685	1,058	8,424	5,315
Revenues	-	-	-	-	-	-	-	-
Net loss from continuing operations	(19,741)	(10,051)	(6,733)	(9,744)	(8,884)	(7,609)	(6,677)	(8,972)
Net loss from discontinued operations, net of taxes	-	(5)	-	-	-	-	-	-
Other comprehensive income (loss)	(954)	9,695	175	(19)	-	-	-	-
Comprehensive loss	(20,695)	(361)	(6,558)	(9,763)	(8,884)	(7,609)	(6,677)	(8,972)

Carrying value of investment(v)	73,635	36,680	89,556	16,909	40,122	3,924	15,652	12,330
Fair value of investment(v)	109,504	53,491	106,732	24,253	42,026	7,313	20,817	18,535

(i)	Information is for the reconstructed twelve months ended September 30, 2017 and as at September 30, 2017.
(ii)	Information is for the reconstructed twelve months ended September 30, 2016 and as at September 30, 2016.
(iii)	Information is for the reconstructed twelve months ended December 31, 2017 and as at December 31, 2017.
(iv)	Information is for the reconstructed twelve months ended December 31, 2016 and as at December 31, 2016.
(v)	As at December 31, 2017 and 2016.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Investments in associates (continued)

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2017	2016
	$	$

Aggregate amount of the Company’s share of net loss	(2,725)	(1,645)
Aggregate amount of the Company’s share of other comprehensive income (loss)	459	(382)
Aggregate carrying value of investments	38,468	16,983
Aggregate fair value of investments	53,061	28,176

13.	Other investments

	2017	2016
	$	$
Fair value through profit or loss (warrants)
Balance – January 1	10,935	1,578
Acquisitions	9,662	3,278
Exercise	(14,170)	(311)
Change in fair value	1,665	6,390
Balance – December 31	8,092	10,935

Fair value through other comprehensive income (shares)
Balance – January 1	97,274	93,607
Acquisitions	72,719	71,137
Exercise of warrants	500	-
Interests on financial assets at amortized cost paid in shares	12	26
Change in fair value	6,139	74,914
Disposals	(69,803)	(129,342)
Transfer to investments in associates	-	(13,068)
Balance – December 31	106,841	97,274

Amortized cost
Balance – January 1	200	10,300
Transfer to short-term investments	-	(100)
Conversion to royalty interests (i)	-	(10,000)
Balance – December 31	200	200

Total	115,133	108,409

(i)

Conversion of a secured note receivable of $10.0 million with Highland Copper Company Inc. (“Highland Copper”) into a 3.0% NSR royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's NSR royalty on the Copperwood project will be reduced to 1.5%.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The investments are comprised of common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies.

14.	Royalty, stream and other interests

	2017				2016
	Royalty	Stream	Offtake
	interests	interests	interests	Total	Royalty interests
	$	$	$	$	$

Balance – Beginning of period	494,768	-	-	494,768	449,439
Acquisitions(i),(ii),	26,681	53,438	-	80,119	50,250
Business combination(iii) (Note 7)	353,314	656,602	106,199	1,116,115	-
Conversion of a note receivable	-	-	-	-	10,000
Sale	-	-	-	-	(3,630)
Depletion	(15,475)	(11,283)	(1,307)	(28,065)	(11,291)
Impairment	(89,000)	-	-	(89,000)	-
Translation adjustments	242	1,321	272	1,835	-

Balance – End of period	770,530	700,078	105,164	1,575,772	494,768

Producing
Cost	503,340	582,466	66,812	1,152,618	431,455
Accumulated depletion	(27,352)	(11,242)	(1,307)	(39,901)	(11,879)
Accumulated impairment	(89,000)	-	-	(89,000)	-
Net book value – End of period	386,988	571,224	65,505	1,023,717	419,576

Development
Cost	194,535	118,094	30,793	343,422	-
Accumulated depletion	-	-	-	-	-
Net book value – End of period	194,535	118,094	30,793	343,422	-

Exploration and evaluation
Cost	189,007	10,760	8,866	208,633	75,192
Accumulated depletion	-	-	-	-	-
Net book value – End of period	189,007	10,760	8,866	208,633	75,192

Total net book value – End of period	770,530	700,078	105,164	1,575,772	494,768

(i)

On April 19, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko on the Cariboo gold project to 2.25%. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

(ii)

On March 3, 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Black-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees).

(iii)

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 7 precious metal offtakes and 6 streams. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Royalty, stream and other interests (continued)

Buy-back and buy-down rights

Some royalty, stream and offtake interests are subject to buy-back and/or buy-down rights held by the operators. The significant buy-back and buy-down rights are described below.

Brucejack stream

The buy-back and buy-down rights held by Pretium Resources Inc. on the Brucejack stream are as follows:

Right	Description	Election date	Total

Buy-back (2018)	Right to repurchase the entire stream	December 31, 2018	US$119.0 million ($149.3 million)
Buy-down (2018)	Right to reduce the stream percentage from 4% to 1.5%	December 31, 2018	US$75.0 million ($94.1 million)
Buy-back (2019)	Right to repurchase the entire stream	December 31, 2019	US$136 million ($170.6 million)
Buy-down (2019)	Right to reduce the stream percentage from 4% to 2%	December 31, 2019	US$75.0 million ($94.1 million)

Impairment of royalty, stream and other interests

The operator of the Éléonore gold mine in Québec, Canada reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017. The Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2017.

The Éléonore NSR royalty was written down to its estimated recoverable amount of $300.0 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 4.2% .

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management’s estimates (US$1,170 per ounce instead of US$1,300 per ounce), the Company would have recognized an additional impairment charge of $30.0 million. If the post-tax real discount rate applied to the cash flow projections had been 1% higher than management’s estimates (5.2% instead of 4.2%), the Company would have recognized an additional impairment charge of $35.0 million.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Exploration and evaluation

	2017	2016(i)
	$	$

Net book value - January 1	100,038	96,220
Additions	2,745	8,245
Disposals	-	(812)
Investments tax credits	(601)	(3,430)
Share-based compensation capitalized	-	483
Impairment	-	(668)
Net book value - December 31	102,182	100,038

Balance – December 31
Cost	103,042	100,898
Accumulated impairment	(860)	(860)

Net book value - December 31	102,182	100,038

(i)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

16.	Goodwill

The Company’s goodwill is allocated to a group of cash generating units, the Éléonore NSR royalty and the Canadian Malartic NSR royalty (“CGUs”).

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on fair value less cost of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Goodwill (continued)

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Éléonore and Canadian Malartic mines:

	2017	2016

Long-term gold price (per ounce)	US$1,300	US$1,280
Long-term silver price (per ounce)	US$18	US$17
Post-tax real discount rate	4.2%	5.0%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determining values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company’s management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

17.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2017	2016
	$	$

Trade payables	411	1,394
Payables on metals received from offtakes	3,710	-
Accrued interests on long-term debt	2,081	38
Other accrued liabilities	2,070	628
Sale taxes and other payables	7,038	5,378
	15,310	7,438

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Provisions and other liabilities

	2017			2016
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
	$	$	$	$	$	$

Balance – January 1	10,692	5,894	16,586	7,067	3,109	10,176
Accretion expense	299	-	299	236	-	236
New liabilities	988	7,053	8,041	3,389	3,787	7,176
Settlement of liabilities	(11,979)	(5,539)	(17,518)	-	-	-
Extinguished liabilities	-	(59)	(59)	-	(268)	(268)
Revision of estimates	-	319	319	-	(734)	(734)
Balance – December 31	-	7,668	7,668	10,692	5,894	16,586

Current portion	-	5,632	5,632	-	4,153	4,153
Non-current portion	-	2,036	2,036	10,692	1,741	12,433
	-	7,668	7,668	10,692	5,894	16,586

(i)

The liability related to share exchange rights represented a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders had the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. In October 2017, the exercise date of the option was postponed by one month to November 20, 2017. In November 2017, the share exchange rights were exercised by the non-controlling interests and 772,810 common shares were issued. The put option was initially measured at the present value of the redemption amount of the option. The financial liability was subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income (loss). In 2017, prior to the exercise of the share exchange rights, the non-controlling interests had invested $1.3 million in Mines Coulon Inc. ($4.5 million in 2016).

(ii)	The Deferred Share Units and Restricted Share Units Plans are described in Note 22.

19.	Long-term debt

The movements in the long-term debt are as follows:

	2017	2016
	$	$

Balance - January 1	45,780	-
New debt – convertible debentures(i),(ii)	279,469	45,706
Transaction costs – convertible debentures(i),(ii)	(10,735)	(709)
New debt – revolving credit facility(iii)	147,323	-
Amortization of transaction costs	427	114
Accretion expense	1,336	669
Foreign exchange revaluation impact	708	-
Balance - December 31	464,308	45,780

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	December 31,	December 31,
	2017	2016
	$	$

Convertible debentures(i),(ii)	350,000	50,000
Revolving credit facility(iii)	148,031	-
Long-term debt	498,031	50,000
Unamortized debt issuance costs	(10,903)	(594)
Unamortized accretion on convertible debentures	(22,820)	(3,626)
Long-term debt, net of issuance costs	464,308	45,780
Current portion	-	-
Non-current portion	464,308	45,780
	464,308	45,780

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko has paid a 1% financing fee to Ressources Québec and has reimbursed its costs incurred in connection with the financing.

At initial recognition, net proceeds after transaction costs of $775,000 amounted to $49,225,000. Of this amount, the liability and equity components represented respectively $44,997,000 (net of transaction costs of $709,000) and $3,091,000 (net of transaction costs of $66,000 and income taxes of $1,137,000). The effective interest rate used is 6% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures. The underwriters have received a commission of 3.55% related to the Offering. Osisko plans to use the net proceeds from the Offering to fund the acquisition of precious metal royalties and streams, working capital and general corporate purposes.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

At initial recognition, net proceeds after transaction costs of $11.5 million amounted to $288.5 million. Of this amount, the liability and equity components represented respectively $268.7 million (net of transaction costs of $10.7 million) and $14.5 million (net of transaction costs of $0.8 million and income taxes of $5.3 million). The effective interest rate used is 5.5% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Long-term debt (continued)

(iii)	Revolving credit facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150 million to $350 million, with an additional uncommitted accordion of up to $100 million, for a total availability of up to $450 million. The increase is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and has a four-year term (November 14, 2021), which can be extended by one year on each of the first two anniversary dates. The deferred financing costs amounting to $1,474,000 are being amortized over the term of the facility. Amortization of the deferred financing costs related to the Facility on the consolidated statement of income (loss) amounted to $224,000 in 2017 ($175,000 in 2016).

The Facility is subject to standby fees. Funds drawn will bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. As at December 31, 2017, the Facility was drawn for US118.0 million ($148.0 million) and the interest rate was 2.96%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at December 31, 2017, all such ratios and requirements were met.

20.	Share capital

Shares

Authorized

Unlimited number of common shares, without par value
Unlimited number of preferred shares, issuable in series

Issued and fully paid

157,797,193 common shares

Employee Share Purchase Plan

In October 2015, the Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. A maximum of 1.0% of the issued and outstanding common shares are reserved for issuance under the current plan.

Issuances

Year ended December 31, 2017

On July 31, 2017, Osisko issued 30,906,594 common shares to Orion as part of the Transaction (Note 7). The shares were valued at $445.3 million, which represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account certain restrictions on the sales of the common shares by Orion, including a 12-month hold period and a broad distribution requirement.

Caisse and Fonds F.T.Q. also subscribed for $200.0 million and $75.0 million in common shares of Osisko, respectively, as part of a concurrent Private Placement to fund a portion of the cash consideration and support the Transaction (Note 7). A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 ($139,000 net of income taxes) were incurred for the financing.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Shares (continued)

Issuances (continued)

Year ended December 31, 2017 (continued)

In November 2017, the non-controlling interests in Mines Coulon (Note 18) exercised their share exchange rights and converted their non-controlling interests into 772,810 common shares of Osisko. The number of common shares to be issued was based on 75% of the cost of their investment, being $12.0 million, and the fair market value of the Company’s common shares at the time of conversion.

Year ended December 31, 2016

On February 26, 2016, the Company closed a bought deal public offering (the “Shares Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Shares Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172,608,000 (net proceeds of $164,543,000).

Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one common share of the Company at a price of $19.08 per common share, for a period of 36 months following the closing date.

The relative fair value of the common shares issued under the Shares Offering was evaluated at $159,325,000 and the relative fair value of the Warrants was evaluated at $13,283,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1.2%; expected life of 3 years, expected volatility of 42% and risk free interest rate of 0.50%. Transaction costs amounted to $8,066,000 ($5,896,000 net of income taxes) and were allocated to the common shares and Warrants based on their pro rata value. As a result, transaction costs of $7,445,000 ($5,442,000 net of income taxes) were allocated to the common shares and $621,000 ($454,000 net of income taxes) to the Warrants.

Normal Course Issuer Bid

In October 2016, the TSX approved the Company’s notice of intention to make a normal course issuer bid (the “2016 NCIB Program”). Under the terms of the 2016 NCIB Program, Osisko could acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2016 NCIB Program were authorized until October 23, 2017. During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the NCIB Program for $1,823,000, which were paid in 2017.

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Shares (continued)

Normal Course Issuer Bid (continued)

Repurchases under the 2017 NCIB Program will terminate on December 10, 2018 or on such earlier date as the 2017 NCIB Program is complete. Daily purchases will be limited to 95,695 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ending November 30, 2017, being 382,781 common shares. As at December 31, 2017, no common shares were purchased for cancellation under the 2017 NCIB Program.

Dividends

The following table provides details on the dividends declared for the years ended December 31, 2016 and 2017:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	4,264,000	4,460,148
November 9, 2016	0.04	December 31, 2016	January 16, 2017	4,266,000	4,591,999

	0.16			17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000	8,024,301
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000	13,498,789
August 3, 2017	0.05	September 30, 2017	October 16, 2017	7,850,000	5,683,585
November 7, 2017	0.05	December 29, 2017	January 15, 2018	7,890,000	6,863,864

	0.18			24,274,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.

Dividend reinvestment plan

In 2015, the Company implemented a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election.

As at December 31, 2017, the holders of 6,863,864 common shares had elected to participate in the DRIP, representing dividends payable of $343,000. During the year ended December 31, 2017, the Company issued 88,536 common shares under the DRIP, at a discount rate of 3% (83,533 common shares in 2016 at a discount rate of 3%). On January 15, 2018, 24,513 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, both organically through strategic investments in exploration, evaluation and development companies and through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company’s management and governed by the Board of Directors.

	December 31,	December 31,
	2017	2016
	$	$

Long-term debt	464,308	45,780
Total equity	1,894,405	1,214,304
Undrawn revolving credit facility(i)	201,969	150,000
	2,560,682	1,410,084

(i)	Excluding the potential additional available credit (accordion) of $100.0 million as at December 31, 2017 and $50.0 million as at December 31, 2016.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2017, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 19) as at December 31, 2017.

21.	Warrants

			2017				2016
			Weighted				Weighted
			average				average
	Number of		exercise	Number of			exercise
	Warrants	Amount	price	warrants		Amount	price
		$	$			$	$

Balance – January 1	11,195,500	30,901	27.61	5,480,000	(i)	18,072	36.50
Issued	-	-	-	5,715,500	(ii)	12,829	19.08
Balance – December 31	11,195,500	30,901	27.61	11,195,500		30,901	27.61

(i)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.
(ii)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $19.08 until February 26, 2019 (Note 20).

22.	Share-based compensation

Share options

In May 2014, the Company adopted a share option plan (the “Plan”) offered to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Company at the time of granting of the option. The number of common shares issued to insiders of the Company within one year and issuable to the insiders of the Company at any time under the Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Share options (continued)

The following table summarizes information about the movement of the share options outstanding:

	2017		2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – January 1	3,063,130	14.25	2,823,333	13.71
Granted(i)	763,400	16.57	1,084,700	13.43
Exercised	(43,970)	14.22	(12,335)	15.22
Exercised – Virginia replacement share options(ii)	(190,471)	11.28	(505,756)	9.50
Expired	(4,333)	15.80	(30,712)	13.77
Forfeited	(50,633)	14.57	(296,100)	14.17
Balance – December 31	3,537,123	14.90	3,063,130	14.25
Options exercisable – December 31	2,051,323	14.57	1,322,729	14.04

(i)	Options were granted to officers, management, employees and consultants.
(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the year ended December 31, 2017 was $15.83 ($15.51 for the year ended December 31, 2016).

The following table summarizes the Company’s share options outstanding as at December 31, 2017:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

8.35 – 9.98	57,391	9.77	4.1	57,391	9.77
10.58 – 10.73	72,075	10.66	5.3	72,075	10.66
13.38 – 14.78	994,860	13.49	3.5	444,860	13.49
14.90 – 15.80	1,680,997	15.33	2.1	1,473,664	15.26
16.66 – 17.84	731,800	16.68	4.4	3,333	17.84
	3,537,123	14.90	3.1	2,051,323	14.57

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2017	2016

Dividend per share	1%	1%
Expected volatility	38%	41%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Share price	$16.57	$13.43
Fair value of options granted	$4.58	$3.88

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2016 and 2017 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. In 2017, the total share-based compensation related to share options on the statement of income (loss) amounted to $3,211,000 ($4,594,000 in 2016) and share-based compensation capitalized to exploration and evaluation assets amounted to $6,000 ($483,000 in 2016).

Deferred and restricted share units

In April 2014, Osisko adopted a Deferred Share Unit Plan and a Restricted Share Unit Plan. Under the plans, DSU and RSU can be granted to directors, officers and employees as part of their long-term compensation package, entitling them to receive payout in cash. The value of the payout would be determined by multiplying the number of DSU and RSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and based on applicable terms for performance based and fixed components. The fair value is recognized over the vesting period.

The following table summarizes information about the DSU and RSU movements:

	2017		2016
	DSU	RSU	DSU	RSU

Balance – January 1	175,446	595,076	106,408	440,166
Granted	88,600	231,300	67,602	211,300
Reinvested (dividends on common shares)	2,396	7,260	1,436	5,674
Settled	-	(225,429)	-	-
Forfeited	-	(7,580)	-	(62,064)
Balance – December 31	266,442	600,627	175,446	595,076
Balance – Vested	177,405	-	107,573	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director. The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans in 2017 amounted to $7,313,000 ($2,786,000 in 2016).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Deferred and restricted share units – Fair value

The following table summarizes the carrying value of the outstanding DSU and RSU and the fair value of the vested DSU and RSU as at December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
	Carrying	Intrinsic value	Carrying	Intrinsic value
	value	of vested units	value	of vested units
	$	$	$	$
Current portion	5,632	2,576	4,153	1,408
Non-current portion	2,036	-	1,741	-
	7,668	2,576	5,894	1,408

The carrying value of the DSU and RSU is included in provisions and other liabilities on the consolidated balance sheets (Note 18).

23.	Revenues

	2017	2016
	$	$

Royalty interests	74,041	62,677
Stream interests	19,751	-
Offtake interests	119,424	-
	213,216	62,677

24.	Cost of sales

	2017	2016
	$	$

Royalty interests	286	143
Stream interests	7,385	-
Offtake interests	117,974	-
	125,645	143

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25.	Income taxes

(a)	Income tax expense

	2017	2016
	$	$

Current income taxes	1,003	1,352
Deferred income taxes (Note 25 (b)):
Origination and reversal of temporary differences	(28,128)	6,647
Impact of changes in tax rates	3,978	1,725
Deferred income taxes	(24,150)	8,372
Income taxes	(23,147)	9,724

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2017	2016
	$	$
Deferred tax assets:
Stream interests	7,793	-
Share and debt issue expenses	2,286	3,824
Deferred and restricted share units	2,032	1,562
Non-capital losses	1,015	-
Other assets	223	25
Royalty interests and exploration and evaluation assets	-	2,567
	13,349	7,978
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(123,772)	(118,306)
Investments	(10,054)	(8,051)
Convertible debentures	(6,047)	(975)
Other liabilities	(238)	(598)
	(140,111)	(127,930)
	(126,762)	(119,952)

Deferred tax assets and liabilities have been offset in the balance sheet where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25.	Income taxes (continued)

(b)

The provision for income taxes presented in the consolidated financial statements differs from the amount that would arise using the statutory weighted average tax rate applicable to income of the consolidated entities, as a result of the following:

	2017	2016
	$	$

Earnings (loss) before income taxes	(65,935)	51,578
Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	(17,671)	13,874
Increase (decrease) in income taxes resulting from:
Dividends received from a taxable Canadian corporation	-	(1,326)
Non-deductible expenses, net	1,606	1,265
Non-taxable portion of capital gains, net	(3,312)	(2,341)
Change in tax rates	(3,978)	(1,725)
Differences in foreign statutory tax rates	(134)	-
Other, net	342	(23)
Total income tax expense	(23,147)	9,724

The 2017 effective tax rate reflects a net income tax recovery of $3,978,000, including $4,245,000 related to the reduction of the U.S. Federal income tax rate from 35% to 21% for fiscal year 2018 (enacted on December 22, 2017), and $267,000 of income tax loss related to the reduction of the Québec income tax rate from 11.8% to 11.5% in 2020. The 2016 effective tax rate reflects an income tax recovery of $1,725,000 relating to the reduction of the Québec tax rate from 11.8% to 11.5% in 2020.

(c)	The 2017 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

			Benefit		Other	Business	Transla-
		Statement	from flow-		compre-	combi-	tion
	Dec. 31,	of income	through		hensive	naison	adjust-	Dec. 31,
	2016	(loss)	shares	Equity	income	(Note 7)	ments	2017
	$	$	$	$	$			$

Deferred tax assets:

Stream interests	-	294	-	-	-	7,499	-	7,793
Share and debt issue expenses	3,824	(1,639)	-	101	-	-	-	2,286
Deferred and restricted share units	1,562	470	-	-	-	-	-	2,032
Non-capital losses	-	-	-	-	-	1,015	-	1,015
Royalty interests and exploration and evaluation assets	2,567	(2,567)	-	-	-	-	-	-
Other assets	25	198	-	-	-	-	-	223

Deferred tax liabilities:

Royalty interests and exploration and evaluation assets	(118,306)	29,041	6,416	-	(3,241)	(37,576)	(106)	(123,772)
Investments	(8,051)	(2,167)	(2,315)	-	2,479	-	-	(10,054)
Convertible debentures	(975)	160	-	(5,232)	-	-	-	(6,047)

Other liabilities	(598)	360	-	-	-	-	-	(238)
	(119,952)	24,150	4,101	(5,131)	(762)	(29,062)	(106)	(126,762)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25.	Income taxes (continued)

(c)	The 2016 movement for deferred tax assets and deferred tax liabilities may be summarized as follows: (continued)

			Benefit		Other
		Statement	from flow-		compre-
	December 31,	of income	through		hensive	December 31,
	2015	(loss)	shares	Equity	income	2016
	$	$	$	$	$	$
Deferred tax assets:
Other assets	904	683	-	-	-	1,587
Non-capital losses	8,475	(8,475)	-	-	-	-
Royalty interests and exploration and evaluation assets	5,618	(3,051)	-	-	-	2,567
Share and debt issue expenses	2,829	(1,192)	-	2,187	-	3,824

Deferred tax liabilities:
Investments at fair value through other comprehensive income	-	(1,462)	(1,730)	-	(4,859)	(8,051)
Royalty interests and exploration and evaluation assets	(127,814)	5,543	3,965	-	-	(118,306)
Other liabilities	-	(418)	-	(1,155)	-	(1,573)
	(109,988)	(8,372)	2,235	1,032	(4,859)	(119,952)

26.	Detail of expenses

Operating expenses by nature

	2017	2016
	$	$

Professional fees	13,183	2,960
Employee benefit expenses (see below)	22,432	15,295
Depletion and depreciation	28,210	11,509
Travel expenses	1,637	1,174
Rent and office expenses	1,180	1,536
Communication and promotional expenses	1,194	755
Public company expenses	920	680
Cost recoveries from associates	(532)	(463)
Recovery of tax credits	-	(2,223)
Other expenses	782	2,365
	69,006	33,588

Employee benefit expenses

	2017	2016
	$	$

Salaries and wages	15,501	10,491
Share-based compensation	10,524	7,380
Cost recoveries from associates	(3,593)	(2,576)
	22,432	15,295

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26.	Detail of expenses (continued)

Other gains, net

	2017	2016
	$	$

Change in fair value of financial assets at fair value through profit and loss	1,665	6,390
Net gain on disposal of investments	703	3,410
Net gain on dilution of investments in associates	30,560	12,023
Gain (loss) on acquisition of investments(i)	(2,099)	8,379
Other	-	-
	30,829	30,202

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

27.	Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2017	2016
	$	$

Salaries and short-term employee benefits	6,921	4,247
Share-based compensation	7,731	4,522
Cost recoveries from associates	(449)	(180)
	14,203	8,589

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Net earnings (loss) per share

	2017	2016
	$	$

Net earnings (loss) attributable to Osisko Gold Royalties Ltd’s shareholders	(42,501)	42,113

Basic weighted average number of common shares outstanding (in thousands)(i)	127,939	104,671
Dilutive effect of share options(ii)	-	153
Dilutive effect of warrants(ii)	-	-
Dilutive effect of convertible debentures(ii)	-	-
Diluted weighted average number of common shares	127,939	104,824

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	(0.33)	0.40
Diluted	(0.33)	0.40

(i)

As a result of the net loss for the year ended December 31, 2017, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(ii)

For the year ended December 31, 2016, 2,646,665 outstanding share options, 11,195,500 outstanding warrants and 2,620,545 common shares underlying the convertible debenture were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

29.	Additional information on the consolidated statements of cash flows

	2017	2016
	$	$

Interests received	3,384	2,699
Interests paid on long-term debt	4,005	2,221
Dividends received	215	6,276
Income taxes paid	132	-

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(1,248)	1,037
Increase in inventory	(8,737)	-
Increase in other current assets	(221)	(565)
Increase (decrease) in accounts payable and accrued liabilities	9,766	(1,247)
	(440)	(775)

Accounts receivable on disposal of investments
Beginning of year	159	-
End of year	-	159

Accounts payable on acquisition of investments
Beginning of year	819	-
End of year	-	819

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Additional information on the consolidated statements of cash flows (continued)

	2017	2016
	$	$

Tax credits receivable related to exploration and evaluation assets
Beginning of year	6,238	2,083
End of year	4,091	6,238

Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of year	276	704
End of year	22	276

Accounts payable and accrued liabilities related to financing fees
Beginning of year	-	-
End of year	379	-

Accounts payable and accrued liabilities related to share issue expenses
Beginning of year	-	-
End of year	186	-

The Company paid $5,000,000 in January and March 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015.

30.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a)	Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash and cash equivalents and short-term investments, which bear interest at fixed rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they are non-interest bearing, except for derivative financial instruments (warrants) for which a 0.5% increase (decrease) in interest rates would have resulted in a variation of net earnings of approximately $54,000 in 2017 ($26,000 in 2016).

Financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate, except for the revolving credit facility which bears a variable interest rate. An increase (decrease) of 0.5% in the interest rates would have resulted in a variation of net earnings of approximately $312,000 ($312,000) in 2017 (nil in 2016). The Company does not use derivatives to mitigate its exposure to interest rate risk.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30.	Financial risks (continued)

(a)	Market risks (continued)

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar.

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange. In addition, the Company, in connection with the business combination (Note 7), has entered in June 2017 into foreign exchange forward contracts to mitigate its exposure to foreign currency risks as the Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre-determined amount of US$500.6 million. The Company entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of 1.3480 US$/CA$ and designated these contracts as cash flow hedges. These contracts were settled on July 31, 2017 (acquisition date of the business combination). The amount of ineffectiveness recorded in the consolidated statement of income (loss) is insignificant.

The balance of the cash portion of the acquisition price to be paid in U.S. dollars (approximately US$296.6 million) was paid from current cash and cash equivalent balances denominated in U.S. dollars and the available revolving credit facility. The current cash and cash equivalents balances denominated in U.S. dollars held by entities having the Canadian dollar as their functional currency (US$43.5 million as at December 31, 2017) are not part of any hedging relationship and, therefore, foreign exchange gains and losses on these balances continue to be presented in the consolidated statement of income (loss).

As at December 31, 2017 and 2016, the balances in US dollars held by entities having the Canadian dollar as their functional currency were as follows:

		December 31,
	2017	2016
	$	$

Cash and cash equivalents	43,495	180,963
Account receivable	493	-
Other assets	412	-
Accounts payable and accrued liabilities	(105)	-
Revolving credit facility	(118,000)	-

Net exposure, in US dollars	(73,705)	180,963

Equivalent in Canadian dollars	(92,463)	242,979

Based on the balances as at December 31, 2017, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $5,354,000 in 2017 ($8,881,000 in 2016).

(iii)	Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other mining and royalty companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2017, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net earnings by $1,297,000 ($1,218,000) and other comprehensive income by $9,252,000 ($9,252,000) for the year ended December 31, 2017. Based on the Company's long-term investments held as at December 31, 2016, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net earnings by $1,944,000 ($1,825,000) and other comprehensive income by $9,727,000 ($9,727,000) for the year ended December 31, 2016.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30.	Financial risks (continued)

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and notes receivable. The Company reduces its credit risk by investing its cash and cash equivalents and short-term investments (other than notes receivable) in high interest savings accounts, banker’s acceptances and guaranteed investments certificates issued by Canadian chartered banks. In the case of accounts receivable and notes receivable, the Company performs either a credit analysis or ensures that is has sufficient guaranties in case of a non-payment by the third party to cover the net book value of the note.

The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments and mining properties and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 20. As at December 31, 2017, cash and cash equivalents and short-term investments (other than notes receivable) are invested in high interest savings accounts, banker’s acceptances and guaranteed investment certificates issued by Canadian financial institutions. As a result, the Company estimates that with the projected cash flows from operations and the current liquidity position, it has enough funds available to meet its financial liabilities for the next year.

As at December 31, 2017, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures and the revolving credit facility, which are described below:

	As at December 31, 2017
	Amount
	payable		Estimated annual interest payable
	at maturity	Maturity	2018	2019	2020	2021	2022
	$		$	$	$	$	$

Conv. debenture (2016)	50,000	February 12, 2021	2,000	2,000	2,000	236	-
Conv. debentures (2017)	300,000	December 31, 2022	13,900	12,000	12,000	12,000	12,000
Revolving credit facility(i)	148,031	November 14, 2021	4,380	4,380	4,380	3,830	-

	498,031		20,280	18,380	18,380	16,066	12,000

(i)	The maturity date can be extended by one year on each of the first two anniversary dates. The interest payable is based on the actual interest rate and exchange rate as at December 31, 2017.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,375	3,375
Other minerals, oil and gas	-	-	4,717	4,717
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	29,360	-	-	29,360
Publicly traded mining exploration and development companies
Precious metals	60,286	-	-	60,286
Other minerals, oil and gas	17,195	-	-	17,195
	106,841	-	8,092	114,933

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,227	3,227
Other minerals, oil and gas	-	-	7,708	7,708
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	30,338	-	-	30,338
Publicly traded mining exploration and development companies
Precious metals	41,627	-	-	41,627
Other minerals, oil and gas	25,309	-	-	25,309
	97,274	-	10,935	108,209

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31.	Fair value of financial instruments (continued)

During the years ended December 31, 2017 and 2016, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’s specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

The warrants held by the Company are not traded on a recognized securities exchange. At each balance sheet date, the fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2017 and 2016:

	2017	2016
	$	$

Balance – January 1	10,935	1,578
Acquisitions	9,662	3,278
Exercised	(14,170)	(311)
Change in fair value - investments exercised(i)	3,148	271
Change in fair value - investments expired(i)	(30)	(88)
Change in fair value - investments held at the end of the period(i)	(1,453)	6,207
Balance – December 31	8,092	10,935

(i)	Recognized in the consolidated statement of income (loss) under other gains, net.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31.	Fair value of financial instruments (continued)

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

December 31, 2017
Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
$
Other investments
Warrants and call options on equity		Black-Scholes
securities of publicly traded mining		option	Expected
exploration and development companies	8,092	pricing model	volatility	48% to 100%	73%

December 31, 2016
Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
$
Other investments
Warrants and call options on equity		Black-Scholes
securities of publicly traded mining		option	Expected
exploration and development companies	10,935	pricing model	volatility	36% to 100%	73%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $676,000 ($685,000) in 2017 and $170,000 ($163,000) in 2016.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt, categorized under Levels 1 and 2, as at December 31, 2017:

December 31, 2017
	Fair	Carrying
	value	amount
	$	$

Long-term debt	509,229	464,308

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2017 and 2016, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	2017	2016
	$	$
Royalties
Canada	72,057	62,677
	1,984
Rest of the World		-
	74,041	62,677
Streams
Canada	11,321	-
	8,430
Rest of the World		-
	19,751	-
Offtakes
Canada	86,303	-
Australia	22,475	-
	10,646
Rest of the World		-
	119,424	-
Total revenues	213,216	62,677

For the year ended December 31, 2017, one royalty interest generated revenues of $53.8 million ($48.1 million in 2016), which represented 57% of revenues (77% of revenues in 2016) (excluding revenues generated from the offtakes).

For the year ended December 31, 2017 revenues generated from precious metals and diamonds represented 96% and 4% of revenues, respectively (90% and 8% excluding offtakes, respectively). For the year ended December 31, 2016 revenues were exclusively generated from precious metals.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32.	Segment disclosure (continued)

The following table summarizes the royalty, stream and other interests by country, which is based on the location of the property related to the royalty, stream or other interest:

	December 31,	December 31,
	2017	2016
	$	$
Royalty interests, net
Canada	577,875	471,077
United States	120,611	22,941
South America	27,047	-
Africa	12,040	-
Rest of the World	32,957	750
	770,530	494,768
Stream interests, net
Canada	332,497	-
South America	173,591	-
Asia	78,665	-
United States	50,189	-
Rest of the World	65,136	-
	700,078	-
Offtake interests, net
Canada	48,919	-
Asia	26,147	-
Australia	12,606	-
South America	5,109	-
Rest of the World	12,383	-
	105,164	-

Royalty, stream and other interests, net	1,575,772	494,768

33.	Related party transactions

In addition to the transactions with the associates described in Notes 12, 13 and 14, an amount of $4,125,000 ($4,750,000 in 2016, including $1,711,000 for professional services related to capitalized exploration and evaluation activities) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $1,245,000 (including sales taxes) is receivable from associates and included in accounts receivable as at December 31, 2017 ($720,000 as at December 31, 2016).

In 2017, an amount of $395,000 ($231,000 in 2016) was invoiced to Osisko by an associate for professional services and rental of offices, including $355,000 ($227,000 in 2016) related to capitalized exploration and evaluation activities.

In 2017, interest revenues of $748,000 ($418,000 in 2016) were accounted for with regards to a $10.0 million financing completed in May 2016 with Falco, an associate of Osisko. As at December 31, 2017, interests of $1,166,000 ($418,000 as at December 31, 2016) are receivable from Falco.

During the years ended December 31, 2017 and 2016, certain directors and officers of Osisko have participated in financings completed by certain associates.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

34.	Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2020. As at December 31, 2017, minimum commitments remaining under these leases were approximately $2,322,000 over the following years:

$

2018	1,154
2019	1,033
2020	135
2,322

Streams and offtakes

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement

Amulsar stream (1),(7)	142,454	694,000		$400	$4		40 years	Nov 25, 2015

Back Forty stream(7)	(7) 18.5%	75%		30% spot price (max $600)	$4		Life of mine	Mar 31, 2015

Brucejack offtake(7)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au	Sept. 21, 2015

Brucejack stream(2), (7)	4%	4%		$400	$4		Until delivery of 7,067,000 ounces Au	Sept. 21, 2015

Matilda offtake(7)	55%			Based on quotational period			Until delivery of 300,000 ounces Au	May 18, 2015

Mantos stream(3), (7)		100%			25% spot		Life of mine	Sept 11, 2015

Renard stream(4), (7)			9.6%			$50	40 years	Jul 8, 2014

Sasa stream(5), (7)		100%			$5		40 years	Nov 3, 2015

Gibraltar stream(6)		100%			$2.75		Life of mine	March 3, 2017

(1)

Stream of 4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buyback options: 50% for US$31.3 million and US$34.4 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be in the second half of 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Stream subject to multiple buyback/buydown options: December 31, 2018 buyback for US$119 million or buydown for US$75 million + 1.5% ongoing stream; December 31, 2019 buyback for US$136 million or buydown for US$75 million + 2% ongoing stream. If buyback/buydown not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(4)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods.
(5)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(6)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

(7)	The silver stream was acquired through the acquisition of Orion’s Portfolio (Note 7). The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

34.	Commitments (continued)

Back Forty Gold Stream (Aquila Resources Inc.)

In November 2017, Osisko acquired an additional gold stream on the Back Forty project, through its wholly-owned subsidiary, Osisko Bermuda Limted (“OBL”). OBL will make staged upfront cash deposits to Aquila of up to US$55 million for the gold stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce. The gold stream applies to 18.5% of the refined gold from the project until 105,000 ounces of gold have been delivered, and to 9.25% of the refined gold for the remaining life-of-mine.

The deposit will be paid in four installments, as follows:

(i)	US$7.5 million was paid on closing of the gold stream transaction;
(ii)	US$7.5 million payable upon receipt by Aquila Resources Inc. (“Aquila”) of all material permits required for the development and operation of the project, and receipt of a positive feasibility study;
(iii)	US$10 million payable following a positive construction decision for the property; and
(iv)

US$30 million payable upon the first drawdown of an appropriate project debt finance facility, subject to the change of control provision. In the event of a change of control of Aquila prior to the advancement of the fourth deposit, the person or entity acquiring control over the project may elect to forego the fourth deposit, in which case the stream will be reduced to 9.5% of the refined gold from the project until 105,000 ounces of gold have been delivered and to 4.75% of the refined gold for the remaining life-of-mine. All other terms and conditions will remain unchanged.

35.	Subsequent event

Dividends

On February 16, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 16, 2018 to shareholders of record as of the close of business on March 30, 2018.